# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PITNEY BOWES INC /DE/, CIK 0000078814
CUSIP: 724479100
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0001456565
Persons authorized to receive notices and communications: KURTIS J. WOLF, HESTIA CAPITAL MANAGEMENT, LLC, 175 Brickyard Road, Suite 200, Adams Township, Pennsylvania (PA), 16046, 724-687-7842

## Reporting persons
- HESTIA CAPITAL PARTNERS LP (CIK 0001456565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,810,917; sole dispositive power 0; shared dispositive power 4,810,917; aggregate amount beneficially owned 4,810,917 (2.7% of the class)
- HELIOS I, LP (CIK 0001950196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 6,639,492; sole dispositive power 0; shared dispositive power 6,639,492; aggregate amount beneficially owned 6,639,492 (3.7% of the class)
- HESTIA CAPITAL PARTNERS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 11,450,409; sole dispositive power 0; shared dispositive power 11,450,409; aggregate amount beneficially owned 11,450,409 (6.3% of the class)
- Hestia Capital Management, LLC (CIK 0001815344): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,035,045; sole dispositive power 0; shared dispositive power 12,035,045; aggregate amount beneficially owned 12,035,045 (6.6% of the class)
- Wolf Kurt James (CIK 0001693906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 35,280; shared voting power 12,035,045; sole dispositive power 35,280; shared dispositive power 12,035,045; aggregate amount beneficially owned 12,070,325 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: PITNEY BOWES INC /DE/
Address of issuer's principal executive offices: PITNEY BOWES INC, 3001 SUMMER STREET, STAMFORD, Connecticut (CT), 06926-0700

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned directly by each of Hestia Capital, Helios and held in the SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,810,917 Shares directly owned by Hestia Capital is approximately $18,853,829, including brokerage commissions. The aggregate purchase price of the 6,639,492 Shares directly owned by Helios is approximately $21,292,339, including brokerage commissions. The aggregate purchase price of the 584,636 Shares held in the SMAs is approximately $2,323,581, including brokerage commissions.

The 35,280 Shares beneficially owned directly by Mr. Wolf were acquired in connection with his service as a director of the Issuer.

In addition, in connection with his appointment as President and Chief Executive Officer of the Issuer, as described in more detail in Item 4 of Amendment No. 9 to the Schedule 13D, Mr. Wolf is eligible to receive certain long-term incentive awards, which are described in more detail in Item 6 of Amendment No. 9 to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 17, 2025, the Issuer announced that the Board of Directors of the Issuer (the "Board") appointed Brent Rosenthal as a director, effective as of June 16, 2025. The appointment of Mr. Rosenthal to the Board was made pursuant to Section 1(c) of the cooperation agreement, dated as of January 31, 2024, by and among the Issuer and the Reporting Persons (the "Cooperation Agreement"). Mr. Rosenthal will be deemed to replace Lance Rosenzweig as a Replacement Director (as defined in the Cooperation Agreement) under the Cooperation Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 181,253,371 shares outstanding as of April 30, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025.

A. Hestia Capital
As of the date hereof, Hestia Capital directly owned 4,810,917 Shares.

Percentage: Approximately 2.7%

B. Helios
As of the date hereof, Helios directly owned 6,639,492 Shares.

Percentage: Approximately 3.7%

C. Hestia Partners GP
As the general partner of each of Hestia Capital and Helios, Hestia Partners GP may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital and the (ii) 6,639,492 Shares directly owned by Helios.

Percentage: Approximately 6.3%

D. Hestia LLC
As of the date hereof, 584,636 Shares were held in SMAs. As the investment manager of each of Hestia Capital, Helios and the SMAs, Hestia LLC may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital, (ii) 6,639,492 Shares directly owned by Helios and (iii) 584,636 Shares held in the SMAs.

Percentage: Approximately 6.6%

E. Kurtis J. Wolf
As of the date hereof, Mr. Wolf directly owned 35,280 Shares. In addition, as the managing member of each of Hestia Partners GP and Hestia LLC, Mr. Wolf may be deemed the beneficial owner of the (i) 4,810,917 Shares directly owned by Hestia Capital, (ii) 6,639,492 Shares directly owned by Helios and (iii) 584,636 Shares held in SMAs.

Percentage: Approximately 6.7%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hestia Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,810,917
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,810,917

B. Helios
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,639,492
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,639,492

C. Hestia Partners GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,450,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,450,409

D. Hestia LLC
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,035,045
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,035,045

E. Kurtis J. Wolf
1. Sole power to vote or direct vote: 35,280
2. Shared power to vote or direct vote: 12,035,045
3. Sole power to dispose or direct the disposition: 35,280
4. Shared power to dispose or direct the disposition: 12,035,045
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

On May 27, 2025, Mr. Wolf received 23,810 Shares upon the vesting of certain restricted stock units held by him, of which 7,434 Shares were withheld by the Issuer for payment of taxes. In addition, on June 16, 2025, Helios made an in-kind distribution to certain of its limited partners of 1,670,000 Shares for no consideration. Other than as set forth herein, none of the Reporting Persons has entered into any transactions in the securities of the Issuer since the filing of Amendment No. 9 to the Schedule 13D.

## Signatures
- HESTIA CAPITAL PARTNERS LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (06/18/2025)
- HELIOS I, LP: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member of Hestia Capital Management, LLC, its Investment Manager (06/18/2025)
- HESTIA CAPITAL PARTNERS GP, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (06/18/2025)
- Hestia Capital Management, LLC: /s/ Kurtis J. Wolf, Kurtis J. Wolf, Managing Member (06/18/2025)
- Wolf Kurt James: /s/ Kurtis J. Wolf, Kurtis J. Wolf (06/18/2025)